UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. de C.V. (GAP)
ANNOUNCES RESULTS FOR THE FIRST QUARTER 2011

Guadalajara, Jalisco, Mexico, April 28, 2011 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) today reported its results for the first quarter ended March 31, 2011. Figures are unaudited and have been prepared in accordance with Mexican Financial Reporting Standards (“NIF”). All amounts are presented in nominal pesos.

Summary of First Quarter 2011 vs. First Quarter 2010:

•
Total revenues increased 14.5% (Ps. 157.6 million). The sum of aeronautical and non-aeronautical revenues increased 2.4% (Ps. 22.5 million), mainly due to a 1.9% (Ps. 14.1 million) increase in revenues from aeronautical services, while non-aeronautical service revenues increased 4.5% (Ps. 8.4 million).

•	In 1Q11, cost of services increased 1.9% (Ps. 4.2 million), mainly as a result of a Ps. 6.3 million increase in costs for personnel, security and insurance.

•
The Ps. 22.5 million increase in aeronautical and non-aeronautical revenues and the proportionally lower increase in the cost of services caused the cost of government concession taxes to rise 2.4% (Ps. 1.1 million) in 1Q11, and the technical assistance fee increased 2.6% (Ps. 857 thousand).

•	Operating income increased 1.7% (Ps. 7.2 million).

●
EBITDA increased 2.6% (Ps. 16.3 million), from Ps. 636.1 million in 1Q10 to Ps. 652.4 million in 1Q11 due to an increase in revenues from aeronautical and non-aeronautical services. EBITDA margin declined from 58.6% in 1Q10 to 52.5% in 1Q11 (excluding the effects of INIF 17, EBITDA margin increased from 67.4% in 1Q10 to 67.5% in 1Q11, an increase of 10 basis points).

•
Net income decreased 28.2% (Ps. 156.8 million), mainly due to higher income taxes during the quarter. In 1Q10, the Company had an income tax benefit from deferred income taxes of Ps. 211.4 million, while in 1Q11, the income tax benefit was Ps. 56.7 million.

For more information, visit: www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer	Maria Barona /
Rodrigo Guzmán Perera, Chief Financial Officer	Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 8801100 ext 202, 212	Tel: 212 406-3691/3694
maliaga@aeropuertosgap.com.mx	gap@i-advize.com
Follow us on Twitter: www.twitter.com/aeropuertosGAP	www.twitter.com/iadvizeIR

Operating Results

During the first quarter of 2011, the Company registered a decrease of 129.1 thousand total terminal passengers, representing a 2.5% reduction compared to the same period of the previous year. Domestic passenger traffic declined 1.5% (46.3 thousand passengers), while international passenger traffic declined 3.8% (82.8 thousand passengers).

It is important to mention that the decrease in passenger traffic experienced in 1Q11 reflects the impact of the indefinite suspension of Grupo Mexicana de Aviación’s (“GMA”) operations, which took place on August 28, 2010.  In addition, note that the quarters are not entirely comparable as the Easter Week vacation period took place during March in 2010 (first quarter), while in 2011 it occurred in April (second quarter).  This change could have a greater effect on those airports with a higher concentration of tourist passengers.

Domestic passenger traffic in 1Q11 had a net decrease of 46.3 thousand passengers compared to 1Q10, primarily as a result of decreases at the airports of Los Cabos (36.3 thousand fewer passengers), Guanajuato (20.4 thousand fewer passengers), Guadalajara (10.9 thousand fewer passengers), La Paz (7.3 thousand fewer passengers) and Hermosillo (7.0 thousand fewer passengers). These increases were partially offset by increases at the airports of Mexicali (11.0 thousand additional passengers), Tijuana (5.8 thousand additional passengers), Puerto Vallarta (4.9 thousand additional passengers), Morelia (4.8 thousand additional passengers), Manzanillo (3.3 thousand additional passengers), Aguascalientes (2.9 thousand additional passengers) and Los Mochis (2.9 thousand additional passengers).

The decrease at the Los Cabos airport was mainly due to the suspension of GMA’s flights to Guadalajara and Mexico City. Flights to Mexico City were also affected by a lower number of frequencies by Aeroméxico Connect. This decline was also due to a decrease in frequencies by Volaris to Toluca, caused by the substitution of this airport for the Mexico City International Airport (“AICM”). However, these declines were partially offset by an increase in frequencies by Volaris to Tijuana.

At the Guanajuato airport, the decrease in passengers was mainly due to a decline in frequencies to Mexico City by Aeromar, a decline in frequencies to Tijuana by Aeroméxico and Volaris, as well as a decline in operations by VivaAerobus to Monterrey.

With respect to the Guadalajara airport, the decline was attributable to the suspension of GMA’s flights to Los Cabos, Puebla and Puerto Vallarta.  Flights to Puerto Vallarta were also affected by the exit of VivaAerobus and a decline in frequencies by Aeroméxico Connect.  Additionally, the decline was due to the suspension of flights by VivaAerobus to Los Mochis, as well as a decline in frequencies by Volaris and VivaAerobus to Culiacán. These declines were partially offset by an increase in frequencies by Volaris to Toluca, by the new route to Cancun initiated by Interjet, the increase in frequencies to Cancun by Volaris and Magnicharters, the initiation of a route to Mexicali by Aeroméxico and the increase in frequencies to Tijuana by Volaris.

GAP 1Q11	Page 2 of 17

With respect to the Mexicali airport, the increase in passengers was mainly due to an increase in the frequency of flights by Volaris to Toluca, a higher number of seats by Aeroméxico Connect to Monterrey, as well as the initiation of a route to Mexico City by Volaris and Aeroméxico.

With respect to the Tijuana airport, the increase was mainly due to the initiation of a route to Culiacan, as well as the increase in frequencies of the route by Aeroméxico Connect and Volaris, the opening of a route to Cuernavaca and Guadalajara by Volaris, as well as the opening of a route to Los Mochis by Volaris and VivaAerobus.

With respect to the Puerto Vallarta airport, the increase in passengers was mainly generated by an increase in load factors to Tijuana by Volaris and the increase in frequencies to Monterrey by Magnicharters.

International passenger traffic experienced a net decrease of 82.8 thousand passengers in 1Q11 compared to 1Q10. This decrease was primarily due to 54.2 thousand fewer passengers at Guadalajara, 31.2 thousand fewer passengers at Puerto Vallarta, 25.8 thousand fewer passengers at Morelia, 3.3 thousand fewer passengers at Hermosillo, 1.0 thousand fewer passengers at Tijuana and 0.4 thousand fewer passenger at Mexicali.  These declines were offset by increases at the airports of Guanajuato (13.2 thousand additional passengers), Los Cabos (12.7 thousand additional passengers), Aguascalientes (3.3 thousand additional passengers), La Paz (2.4 thousand additional passengers) and Manzanillo (1.5 thousand additional passengers).

The 9.6% (54.2 thousand passengers) decrease at the Guadalajara airport during 1Q11 compared to 1Q10 was mainly due to the suspension of operations by GMA to San Francisco, Fresno, Sacramento and Los Angeles.  However, on the Sacramento route, there has been a gradual recovery due to the opening of a route by Alaska Airlines, while the route to Los Angeles has experienced an increase in frequencies by both Volaris and Alaska Airlines.

It is important to mention that GAP expects a gradual recovery in the number of seats available on the routes previously operated by GMA. In April 2011, Volaris and Aeroméxico began to operate the Guadalajara - Fresno route, and Continental will re-initiate the Guadalajara - Los Angeles and Guadalajara – San Francisco routes in May 2011 and June 2011, respectively.

The Puerto Vallarta airport was also affected by the suspension of GMA’s operations, with decreases in frequencies to Los Angeles, San Francisco and Chicago.  With respect to Los Angeles, this decline was partially offset by the increase in frequencies by Alaska Airlines.

The decrease in passengers during 1Q11 at the Morelia airport was mainly due to the suspension of GMA routes to Chicago, San Jose (California) and Los Angeles.  However, the Los Angeles route is currently being partially served by an increase in frequencies by Volaris.

The increase at the Guanajuato airport was primarily due to the opening of the route and the increase in frequencies by Continental and Aeroméxico Connect to Los Angeles, by an increase in load factors by Continental to Houston and by the increase in frequencies by American Airlines to Dallas.

GAP 1Q11	Page 3 of 17

The increase in passengers at the Los Cabos airport, was principally due to the opening of a route to San Francisco by Virgin America, the increase in frequencies by West Jet to Calgary, a new route to Charlotte by US Airways and the opening of a route to San Jose (California) by Alaska Airlines.

Short-Term Expectations

The loss of seats on international routes resulting from the suspension of GMA has been partially absorbed by the main U.S. HUBS as an alternate transportation option. Similarly, as various domestic airlines gradually receive airplanes ordered for fleet expansions, the loss of seats on routes resulting from the suspension of GMA could be recovered.  The Company estimates that by June 2011, 50.6% of the domestic and international seats previously covered by GMA will be recovered, mainly driven by new domestic and international routes by Volaris, Continental, VivaAerobus and Aeroméxico.

Domestic Terminal Passengers (in thousands):

GAP 1Q11	Page 4 of 17

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

First Quarter 2011 Consolidated Results

Total Revenues for 1Q11, increased 14.5%, or Ps. 157.6 million, from Ps. 1,085.5 million in 1Q10 to Ps. 1,243.1 million. This increase includes revenues from improvements to concession assets (INIF 17), of Ps. 276.7 million in 1Q11 as compared to Ps. 141.6 million in 1Q10. This revenue is recognized in our accounting as a result of INIF 17 but does not have a cash impact on our results. Amounts included as a result of INIF 17 are related to construction undertaken in each quarter in accordance with our Master Development Program. INIF 17 was adopted by the Company beginning in 3Q10; however, for comparative purposes, the effects of INIF 17 are presented beginning in 1Q10.  INIF 17 “Service Concession Contracts” was issued by the Mexican Committee for the Investigation and Development of Financial Information Standards (CINIF) on December 9, 2009, and it seeks to clarify the accounting policies that must be followed in the treatment of concessions granted by the Mexican Government to private sector companies to provide services that are considered public in nature.

GAP 1Q11	Page 5 of 17

All margins and ratios calculated using “Total revenues” include revenues from improvements to concession assets (INIF 17), which do not have a cash impact on our results. Consequently changes in EBITDA margin, operating margin and other ratios may not be comparable to ratios and margins that are calculated based on results that have a cash impact.

Aeronautical and non-aeronautical revenues

The sum of aeronautical and non-aeronautical revenues increased 2.4%, or Ps. 22.5 million, from Ps. 943.9 million in 1Q10 to Ps. 966.4 million in 1Q11.

-
Aeronautical services revenues increased 1.9% (Ps. 14.1 million) in 1Q11, primarily as a result of a 2.0% (Ps. 12.9 million) increase in revenue from passenger charges. This increase in aeronautical service revenues was mainly due to an increase in our maximum rates reflected in the specific prices of our passenger charges, landing fees, and other airport services beginning in April 2010. In 1Q11, the applicable specific prices for the period reflected the maximum rates approved in December 2009 for the 2010 – 2014 period, while the applicable rates in effect during 1Q10 were the ones related with the maximum rates for the 2005 – 2009 period.

-
Non-aeronautical services revenues increased 4.5% (Ps. 8.4 million) in 1Q11 compared to 1Q10, mainly due to an increase in revenues from leasing space to retailers, advertising, leasing space to car rental companies, car parking, food and beverage businesses and duty-free stores, which in combination increased 6.5%, or Ps. 9.4 million.

Total operating costs in 1Q11 rose 22.7%, or Ps. 150.3 million as compared to 1Q10, mainly due to a Ps. 135.1 million increase in costs of improvements to concession assets related to the effects of INIF 17. The sum of cost of services, government concession taxes, technical assistance fees, depreciation and amortizacion increased Ps. 15.2 million, or 2.9%.

The increase in total operating costs was a result of the following factors:

➢	Cost of services increased 1.9% (Ps. 4.2 million) compared to 1Q10, mainly due to the following:

•  Employee costs increased 4.2% (Ps. 3.8 million) compared to 1Q10, mainly due to a Ps. 3.0 million increase in wages and salaries, as well as an increase in training costs.

•  Maintenance costs increased 2.3%, or Ps. 1.1 million, compared to 1Q10, mainly due to routine maintenance of equipment and infrastructure.

GAP 1Q11	Page 6 of 17

•  Security and insurance costs increased 8.8% (Ps. 2.5 million) in 1Q11 compared to 1Q10 as a result of the increase in security costs resulting from the implementation of additional security measures required by airport authorities related to checking liquids carried by boarding passengers.

•  Utility costs for 1Q11 increased 4.1%, or Ps. 0.9 million, compared to 1Q10, mainly due to the increase in electricity rates for 2011.

•  Other operating costs decreased 9.9% (Ps. 4.0 million) in 1Q11 due to a decrease of Ps. 6.9 million in the reserve for doubtful accounts from Ps. 10.1 million in 1Q10 to      Ps. 3.2 million in 1Q11.

➢
As a result of the increase in aeronautical and non-aeronautical revenues, government concession taxes increased 2.4%, (Ps. 1.1 million), while the technical assistance fee increased 2.6% due to the proportionately higher revenue increase versus the increase in operating costs.

➢
Depreciation and amortization expenses increased Ps. 9.0 million, or 4.2%, in 1Q11 as compared to 1Q10, due to the depreciation of new investments in fixed assets and improvements made to concession assets.

➢
Cost of improvements to concession assets (INIF 17) in 1Q11 was Ps. 141.6 million as compared to Ps. 276.7 million in 1Q10. These costs were based on the construction and improvements outlined in the Master Development Program, and it does not have a cash impact on our results.

The Company’s operating margin in 1Q11 declined 440 basis points, from 38.9% in 1Q10 to 34.5% in 1Q11, due in part to the effects of changes in revenues and cost of improvements to concession assets during the periods (operating margin excluding the effects of INIF 17, declined 30 basis points from 44.7% in 1Q10 to 44.4% in 1Q11, mainly due to the increase in depreciation and amortization expenses as described above). The nominal value of the operating income rose Ps. 7.2 million.

EBITDA margin in 1Q11 declined from 58.6% in 1Q10 to 52.5%, (EBITDA margin excluding the effects of INIF 17, rose 10 basis points, from 67.4% in 1Q10 to 67.5% in 1Q11).  As mentioned previously, margins and ratios, which include revenues and costs of improvements to concession assets (INIF 17) may not be comparable to ratios and margins that are calculated on results that have a cash impact. Therefore, although operating and EBITDA margins including INIF 17 effects declined, nominal results for operating income and EBITDA were not affected.

The comprehensive financing result had a positive variation of Ps. 1.4 million in 1Q11 compared to 1Q10, from a cost of Ps. 1.5 million in 1Q10 to Ps. 0.1 million in 1Q11. This variation was mainly due to a Ps. 2.3 million increase in interest income in 1Q11.  This reduction was offset by an increase in the exchange rate loss of Ps. 1.2 million in 1Q11.

GAP 1Q11	Page 7 of 17

Net income in 1Q11 declined Ps. 156.8 million, or 28.2%, compared to 1Q10, driven by the increase in income taxes, which in 1Q10 reflected a benefit from deferred asset taxes of Ps. 211.4 million, while in 1Q11 it reflected a benefit of Ps. 56.7 million.  The variation in deferred taxes was due to the 2.39% inflation level in 1Q10; while in 1Q11, inflation was 1.06%.  Additionally, in 2010, a change in the fiscal amortization rate of the Los Mochis airport concession generated a deferred tax benefit of Ps. 79.3 million, which did not repeat in 1Q11.

Summary of Consolidated Results for 1Q11 (in thousands of pesos):

1Q10	1Q11	Change
Aeronautical Services	756,751	770,829	1.9%
Non aeronautical services	187,135	195,533	4.5%
Services from improvements to concession assets (INIF 17)	141,608	276,695	95.4%
Total Revenues	**1,085,494**	**1,243,056**	**14.5%**
Cost of services	227,342	231,572	1.9%
Cost of improvements to concession assets (INIF 17)	141,608	276,695	95.4%
Costs Subtotal	**368,950**	**508,267**	**37.8%**
Operating Income	421,963	429,192	1.7%
EBITDA	636,088	652,362	2.6%
Net income	555,419	398,638	-28.2%
Net income per share (pesos)	0.9901	0.7106	-28.2%
Net income per ADS (US dollars)	0.8308	0.5963	-28.2%
Operating income margin %	38.9%	34.5%	-11.2%
Operating income margin % (excluding INIF 17)	44.7%	44.4%	-0.7%
EBITDA margin %	58.6%	52.5%	-10.4%
EBITDA margin % (excluding INIF 17)	67.4%	67.5%	0.2%
Costs Subtotal / Total revenues %	34.0%	40.9%	20.3%
Cost of services / Total revenues (excluding INIF 17) %	24.1%	24.0%	-0.5%

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 11.9170 per U.S. dollar (published by the Board of Governors of the Federal Reserve noon buying rate at March 31, 2011).

Other Important Data for 1Q11 (in thousands of pesos):

WLU= Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

GAP 1Q11	Page 8 of 17

Operating Costs for 1Q11 (in thousands of pesos):

Tariff Regulation

The Mexican Ministry of Communications and Transportation (“SCT”) regulates the majority of the Company’s activities through maximum rates, which represent the maximum aeronautical revenues allowed per workload unit at each airport.

Regulated revenues for the first quarter 2011 were Ps. 770.8 million, resulting from an average of Ps. 141.2 per WLU. Regulated revenues accounted for 62.0% of total revenues and 79.8% of our aeronautical and non-aeronautical revenues for the period.

The SCT annually reviews the Company’s compliance with the maximum rates. The Company was in compliance for 2009.  The compliance review for 2010 is currently underway.

Balance Sheet

At the close of the first quarter of 2011, the Company maintained a balance of cash and cash equivalents of Ps. 2,169.2 million, of which Ps. 185.1 million are held in a Trust for fulfilling the contract for the supply of the checked baggage inspection systems.  It is important to mention that the amount of cash and cash equivalents includes guaranteed deposits of Ps. 222.6 million, which were made by airlines to the Company as a result of the new agreements for collecting airport usage fees signed during the fourth quarter 2009.

At the close of the first quarter 2011, the Company’s principal assets consisted of the balance of the concession value in the amount of Ps. 16,217.6 million, rights to use airport facilities for Ps. 2,080.6 million and improvements to concession assets and fixed assets of Ps. 4,472.0 million. These balances represented approximately 56.5%, 7.2% and 15.6%, of total assets, respectively.

GAP 1Q11	Page 9 of 17

On January 1, 2011 NIF C-5, “Advance payments and other assets” became effective. The effects of this new regulation were applied retroactively.  As a result, the amount of advance payments to suppliers, which totaled Ps. 233.0 million in 2010, was reclassified from the Improvements to Concession Assets line to Other Assets. In 1Q11, the advance payments to suppliers was Ps. 241.1 million.

Deferred income and recoverable asset taxes increased Ps. 271.5 million in 1Q11 compared to 1Q10. This was principally due to the change in NIF B-10 “Effects of Inflation” that went into effect during 2008, which requires that the book value of non-monetary assets are updated only when inflation is greater than 26% for the three years prior.  Therefore, our book value for the concession, rights to use airport facilities, improvements to concession assets and fixed assets are less than the taxable values which are updated.  The increase is primarily the result of deferred ISR for the concession, rights to use airport facilities, improvements to concession assets and fixed assets.

CAPEX

During 1Q11, the Company invested Ps. 345.0 million in capital expenditures, only considering those investments actually paid during the period, in accordance with NIF B-2 “Statement of Cash Flows”.

Recent Events

With respect to the administrative proceedings related to the fiscal amortization rates of the concession, the Mexicali and Aguascalientes airports filed an appeal on January 12 and 17, respectively, against the unfavorable ruling received in December 2010, which restricted to 2% the maximum amortization rate.

On April 8, 2011, through a 13-D filing with the Securities and Exchange Commission, Grupo México, S.A.B. de C.V. (GM) reported that it holds 112.2 million shares of the Company, both directly and through its subsidiaries.  This holding represents 20.0% of GAP’s total shares outstanding, as well as 23.5% of the shares trading on stock exchanges. Accordingly, GM has requested that the Company’s Nomination and Compensation Committee allow it to appoint an additional Board member besides the one that was previously appointed by GM during our General Shareholders’ Meeting held in July 2010. However, in accordance with the Company’s By-Laws as approved by the General Shareholders’ Meeting, ownership of common equity is limited to 10% as is the right of representation on the Board and the right to vote at the Shareholders’ Meeting.

On July 22, 2010, the Shareholders Meeting approved a Share Repurchase Program for Ps. 1,000.0 million.  As of March 31, 2011, Ps. 913.8 million have been used in repurchases, representing 20,217,600 shares at an average price of Ps. 45.20 per share.

GAP 1Q11	Page 10 of 17

Changes in Accounting Policies

As of January 1, 2011, the following new accounting rules became effective:

•	B-5, Financial information by segment
•	B-9, Financial information as of intermediate dates
•	C-4, Inventories
•	C-5, Advance payments and other assets
•	C-6, Property, plant and equipment
•	Changes to 2011 Financial Reporting Norms

As of the date of this report, some of the mentioned NIF regulations have been adopted by the Company; however, the Company continues determining all of the effects of these new regulations on its financial results.

In August 2010, INIF 19, “Change derived from the adoption of the international financial reporting standards” was published.

This INIF establishes disclosure rules for companies that are either required to or voluntarily adopt the International Financial Reporting Standards (IFRS) as the regulatory basis for the presentation of financial statements.

As a result and according to the new INIF, GAP informs the following:

GAP, as a public company trading on the Mexican Stock Exchange, by law has to report its financial information according to IFRS as of the fiscal year 2012.

GAP plans to adopt IFRS on January 1, 2012, even though early adoption is permitted.

As of the date of this report, GAP has conceptually analyzed the differences between NIF and IFRS, but the Company has not yet determined exactly how the effects will impact the Company’s financial statements once GAP adopts the new rules. Therefore, the Company is unable at this time to disclose any amounts or monetary effects in this regard.

* * *

GAP 1Q11	Page 11 of 17

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements.  These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results.  The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP 1Q11	Page 12 of 17

Exhibit A: Operating Results by Airport (in thousands of pesos):

GAP 1Q11	Page 13 of 17

Exhibit A: Operating Results by Airport (in thousands of pesos) - continued:

 (1)”Other” includes the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

GAP 1Q11	Page 14 of 17

Exhibit B: Consolidated Balance Sheet as of March 31 (in thousands of pesos):

2010	2011	Change	%
Assets				
Current assets				
Cash and cash equivalents	2,999,776	2,169,167	- 830,609	-27.7%
Financial investments held for trading purposes	264,965	226,665	- 38,300	-14.5%
Accounts receivable - net	508,969	310,715	- 198,254	-39.0%
Other current assets	263,846	102,026	- 161,820	-61.3%
Total current assets	**4,037,556**	**2,808,573**	**- 1,228,983**	**-30.4%**
Fixed assets - net	346,092	445,099	99,007	28.6%
Improvements to concession assets - net	3,440,086	4,026,970	586,884	17.1%
Airport concessions - net	16,649,096	16,217,586	- 431,510	-2.6%
Rights to use airport facilities - net	2,166,703	2,080,579	- 86,124	-4.0%
Other acquired rights	814,990	793,910	- 21,080	-2.6%
Deferred income taxes and recoverable asset taxes	1,739,654	2,011,174	271,520	15.6%
Other assets	329,419	336,871	7,453	2.3%
Total Assets	**29,523,594**	**28,720,763**	**- 802,831**	**-2.7%**
Liabilities and Stockholders' Equity				
Current liabilities	671,207	673,026	1,819	0.3%
Long-term liabilities	1,516,414	1,282,187	- 234,227	-15.4%
Total Liabilities	**2,187,621**	**1,955,213**	**- 232,408**	**-10.6%**
Stockholders' Equity				
Common stock	24,344,476	24,344,476	-	0.0%
Legal reserve	372,369	432,341	59,972	16.1%
Consolidated net income	555,419	398,637	- 156,782	-28.2%
Retained earnings	1,199,092	1,503,897	304,805	25.4%
Reserve for share repurchase	864,617	86,198	- 778,419	-90.0%
Total Stockholders' Equity	**27,335,973**	**26,765,550**	**- 570,423**	**-2.1%**
Total Liabilities and Stockholders' Equity	**29,523,594**	**28,720,763**	**- 802,831**	**-2.7%**

GAP 1Q11	Page 15 of 17

Exhibit C: Consolidated Statement of Cash Flows (in thousands of pesos):

1Q10	1Q11	Change
Operating Activities			
Income before income tax	425,018	434,762	2.3%
Items that did not require (generate) resources			
Employee benefits	2,474	3,448	39.4%
Deferred statutory profit sharing	-922	-896	-2.8%
Loss from embedded derivatives	3,394	3,043	-10.4%
Inflationary effects on recoverable taxes	-9,472	-4,201	-55.6%
Financial investments held for trading purposes	14,656	7,250	-50.5%
Items related to investing activities			
Depreciation and amortization	214,125	223,170	4.2%
Others	9	4,083	47910.6%
Items related to financing activities			
Interest expenses	27,202	14,703	-45.9%
Loss (gain) on hedging derivative financial instruments	3,649	-2,991	-182.0%
Cash from earnings before income taxes	**680,133**	**682,371**	**0.3%**
Resources generated or used in operating activities			
(Increase) Decrease in			
Accounts receivable	-55,113	114,491	-307.7%
Recoverable taxes and other accounts receivable	15,649	55,288	253.3%
Recoverable income tax on dividends	57,444	-	-100.0%
Increase (Decrease) in			
Government concession taxes	-1,794	-12,331	587.2%
Accounts payable	178,885	-65,424	-136.6%
Income taxes paid	-183,416	-210,408	14.7%
Net resources generated by operating activities	**691,788**	**563,987**	**-18.5%**
Investing activities			
Fixed assets and improvements to concessioned assets	-290,572	-296,463	2.0%
Other deferred assets	-11,590	-48,539	318.8%
Net cash used by investing activities	**-302,162**	**-345,002**	**14.2%**
Excess cash to apply to financing activities	389,626	218,985	-43.8%
Financing activities			
Bank loans	507,692	-	-100.0%
Loan payments	-48,491	-66,623	37.4%
Repurchase of shares	-	-303,992	100.0%
Interest paid	-22,638	-28,010	23.7%
Net cash from financing activities	**436,563**	**-398,625**	**-191.3%**
Increase in cash and cash equivalents during period	826,190	-179,640	-121.7%
Balance in cash and cash equivalents at beginning of period	2,173,586	2,348,807	8.1%
Balance at the end of the period	**2,999,776**	**2,169,167**	**-27.7%**

GAP 1Q11	Page 16 of 17

Exhibit D: Consolidated Statement of Income for the periods indicated (in thousands of pesos):

* * *

GAP 1Q11	Page 17 of 17

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: April 28, 2011